UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 3-37791

CAMBREX CORPORATION SAVINGS PLAN
(Exact name of registrant as specified in its charter)

F. Michael Zachara
Vice President, General Counsel and Secretary
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 804-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(a)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  *

*The Cambrex Corporation stock fund has been eliminated as an investment option under the Cambrex Corporation Savings Plan and therefore Plan interests thereunder are exempt from registration.  Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934 the Cambrex Corporation Savings Plan has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2010	CAMBREX CORPORATION SAVINGS PLAN
	By:	Cambrex Corporation, as Plan Administrator

	By:	/s/ F. Michael Zachara
	Name:	F. Michael Zachara
	Title:	Vice President, General Counsel and
Secretary